May 2, 2008

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention:     Mr. Mark Kronforst,

    Accounting Branch Chief

Re:	Autodesk, Inc.
Form 10-K for the Fiscal Year Ended January 31, 2008
File No. 000-14338

Dear Mr. Kronforst:

This letter is to confirm the telephone conversation between David Orlic and our legal counsel on May 2, 2008 and Mr. Orlic’s subsequent voicemail to our legal counsel in which he agreed to allow Autodesk to respond to the Staff’s April 29, 2008 comment letter by May 22, 2008.

Thank you very much for your courtesy and cooperation in this matter.

Very truly yours,

AUTODESK, INC.

/s/ RICHARD M. FOEHR
Richard M. Foehr Vice President, Assistant General Counsel